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                          July 9, 2021

       Amro Albanna
       Chief Executive Officer
       Aditx Therapeutics, Inc.
       2569 Wyandotte Street
       Suite 101
       Mountain View, CA 94043

                                                        Re: Aditx Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed July 6, 2021
                                                            File No. 333-257645

       Dear Mr. Albanna:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sean F. Reid, Esq.